Exhibit 4.4

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
    Kindred Biosciences, Inc. (“KindredBio,” “we,” “our,” and “us”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our common stock, par value $0.0001 per share (the “common stock”); and (2) our preferred stock purchase rights (the “rights”).
    The following description of our common stock, preferred stock and rights is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (1) our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), (2) our Amended and Restated Bylaws (the “Bylaws”), (3) our Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”), and (4) our Rights Agreement, dated as of May 19, 2017 (the “Rights Agreement”), with American Stock Transfer & Trust Company, LLC, as rights agent, as amended by the First Amendment to Rights Agreement, dated as of May 11, 2020 (the "Rights Agreement Amendment"), each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.4 is a part. We encourage you to read the Certificate of Incorporation, the Bylaws, the Certificate of Designations, the Rights Agreement, and the Rights Agreement Amendment, as well as the applicable provisions of the Delaware General Corporation Law (the “DGCL”), for additional information.
Authorized Capital Stock
Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “preferred stock”).
Common Stock
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.
Dividend Rights
Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue.
Liquidation Rights
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock.
Absence of Other Rights
Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue.
Stock Exchange Listing and Transfer Agent
Our common stock is listed on The NASDAQ Capital Market under the symbol “KIN.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
Under our Certificate of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.
The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by

Exhibit 4.4

making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.
In connection with entering into the Rights Agreement summarized below, we filed with the Secretary of State of the State of Delaware the Certificate of Designations that designated 100,000 shares of our preferred stock as Series A preferred stock. The dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and other rights of the Series A preferred stock are set forth in the Certificate of Designations. No shares of our Series A preferred stock have been issued.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws
Certain provisions of our Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock because, among other reasons, the negotiation of such proposals could improve their terms. However, these provisions may have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our Certificate of Incorporation and Bylaws include provisions that:
•authorize our Board of Directors to issue, without further action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series designated by the Board of Directors;
•require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•specify that special meetings of our stockholders can be called only by our Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President;
•establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors;
•provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding stock entitled to vote;
•provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;
•establish that our Board of Directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms;
•specify that no stockholder is permitted to cumulate votes at any election of the Board of Directors; and
•require the affirmative vote of the holders of at least two-thirds in voting power of the outstanding stock entitled to vote to amend certain of the above-mentioned provisions.

Our Bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of KindredBio to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, or (4) any action asserting a claim governed by the internal affairs doctrine. Our Bylaws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of, and to have consented to, the preceding provision.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation such as KindredBio from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who

Exhibit 4.4

are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.
In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.
Preferred Stock Purchase Rights
On May 19, 2017, our Board of Directors approved and adopted the Rights Agreement and, on July 24, 2017, our stockholders approved the adoption of the Rights Agreement. The Rights Agreement is intended to protect our stockholders from coercive or otherwise unfair proposals to acquire control of KindredBio by significantly diluting the ownership interest of any person who acquires at least 20% of our outstanding common stock by providing all other stockholders with the right to acquire additional shares of our preferred stock or common stock at a significant discount. The Rights Agreement is not intended to interfere with any merger or other acquisition that is approved by our Board of Directors because, among other things, the Board is entitled to redeem the rights for a nominal price before a person acquires at least 20% of our common stock. The Rights Agreement is intended to encourage an acquiring person to negotiate a proposed merger or other business combination with our Board of Directors and management.
Pursuant to the Rights Agreement, each share of our common stock, whether currently outstanding or issued in the future, has attached to it a “right” that, upon the occurrence of a “distribution date” event described below, initially entitles the registered holder (other than an “acquiring person”) to purchase one one-thousandth of a share of Series A preferred stock at a price of $25.00 per one one-thousandth of a share of preferred stock, subject to adjustment on the terms described in the Rights Agreement. In general, a person or group of affiliated or associated persons will become an “acquiring person” upon acquiring beneficial ownership of 20% or more of our common stock.
Until the earlier to occur of (1) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an acquiring person or (2) 10 business days (or such later date as may be determined by our Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an acquiring person) following the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an acquiring person (the earlier of such dates being called the “distribution date”), the rights will be transferred only with our common stock. The rights are not exercisable until the distribution date.
As provided in the Certificate of Designations for the Series A preferred stock, if and when shares of Series A preferred stock are issued following a distribution date, each Series A share will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $10.00 per share and (2) an amount (subject to certain adjustments) equal to 1,000 times the dividend declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the Series A preferred stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends) and (b) an amount (subject to certain adjustments) equal to 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the Series A preferred stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.
In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than an acquiring person (whose rights will become void), will thereafter have the right to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right. In the event that, after a person or group has become an acquiring person, KindredBio is acquired in a merger or other business combination

Exhibit 4.4

transaction or 50% or more of its consolidated assets or earning power are sold, provision will be made so that each holder of a right, other than an acquiring person, will thereafter have the right to receive upon the exercise of a right that number of shares of common stock of the entity with which KindredBio has engaged in such transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.
At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of our common stock, our Board of Directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, for shares of common stock or Series A preferred stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of Series A preferred stock (or other preferred stock) equivalent in value thereto, per right.
At any time prior to the time an acquiring person becomes such, our Board of Directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right payable, at our option, in cash, shares of common stock, or such other form of consideration as the Board of Directors may determine. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. For so long as the rights are redeemable, we may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the Rights Agreement in a manner that does not adversely affect the interests of holders of the rights. Until a right is exercised or exchanged, the holder of the right, as such, will have no rights as a stockholder of KindredBio, including, without limitation, the right to vote or to receive dividends.
Pursuant to the Rights Agreement Amendment, the rights will expire on May 18, 2023 unless that expiration date is extended by our Board of Directors or the rights are earlier redeemed or exchanged by us. The purchase price payable, and the number of shares of Series A preferred stock or other securities or property issuable, upon exercise of the rights is subject to adjustment from time to time to prevent dilution upon the terms described in the Rights Agreement.